Exhibit 99.1

Pinduoduo Names New CEO, General Counsel and VP of Finance

Shanghai, July 1, 2020 (GLOBE NEWSWIRE) — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD) announced today that its Board of Directors has appointed Mr. Lei Chen as Chief Executive Officer, effective immediately. Mr. Zheng Huang, the Company’s Chairman and former Chief Executive Officer, will remain as Chairman of the Board.

Mr. Chen is one of the founding members of the Company and has served as Chief Technology Officer of the Company since 2016. Prior to joining the Company, Mr. Chen served as Chief Technology Officer of Xinyoudi Studio since 2011. He received his bachelor’s degree in computer science from Tsinghua University and his doctoral degree in computer science from University of Wisconsin-Madison.

“The management changes will place us on an even stronger footing to strive for the next level,” said Mr. Zheng Huang, Chairman of Pinduoduo. “Lei Chen has been instrumental to Pinduoduo’s growth since inception. With him taking on the role of CEO, I have every confidence that Pinduoduo will be able to take on more responsibility to create value for society.”

On his own role, Mr. Huang said: “I will remain Chairman and be closely involved in working with the Board and management to formulate the company’s longer term strategy.”

Commenting on his appointment to Chief Executive Officer, Mr. Lei Chen said: “Pinduoduo has grown very fast because we were able to meet the unmet needs of many Chinese consumers. I am honored and humbled to take on the role of CEO of Pinduoduo and look forward to working with the rest of our management team and colleagues to make Pinduoduo an even better corporate citizen and contribute more to society.”

Concurrently, Mr. Jianchong Zhu has been appointed as General Counsel, and Mr. Jing Ma as Vice President of Finance, both with immediate effect.

Mr. Zhu has served as Senior Vice President of the Company since 2018. Prior to joining the Company, Mr. Zhu was a partner in the Beijing office of White & Case LLP. From 2010 to 2017, he was an Associate and then Counsel in Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Zhu received his bachelor’s degree in English language and literature from Tsinghua University, and his juris doctor’s degree from University of California Hastings College of the Law.

Prior to joining the Company, Mr. Ma had 17 years of finance-related experience in the Chanel group. At Chanel, Mr. Ma held a number of roles, including most recently the corporate director of Chanel China Company Limited, the chief financial officer of Chanel Hong Kong Limited and Chanel Macau Limitada, and the regional treasurer of Chanel Limited (Regional Headquarter) responsible for all treasury matters across Greater China and APAC countries. Mr. Ma received his bachelor’s degree in chrematistics from Shanghai University of Finance & Economics, his MBA degree from Fudan University and his EMBA degree from China European International Business School.

About Pinduoduo Inc.

Pinduoduo is a pioneer of interactive e-commerce and operates a platform that provides more than 600 million buyers with value-for-money merchandise through a fun and interactive experience. Pinduoduo connects small businesses and multinationals alike with consumers, giving members of disadvantaged communities such as farmers and aspiring entrepreneurs a channel to pitch their products and services direct to consumers. Pinduoduo also helps to equip sellers with the skills to take part in the fast-growing digital economy.

For more information, please visit http://investor.pinduoduo.com/.

For investor and media inquiries, please contact:
investor@pinduoduo.com
internationalmedia@pinduoduo.com